

March 24, 2015

<u>Via E-mail</u>
Mr. Charles F. Serianni, Executive VP and CFO
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

> **Re: Republic Services, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 1-14267**

Dear Mr. Serianni:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2014</u>

<u>Legal Proceedings over Certain Environmental Matters Involving Governmental Authorities with Possible Sanctions of $100,000 or more, page 22</u>

1.   In future filings, specify under "Sunshine Canyon Landfill Matter" the nature and amount of the relief sought in connection with the additional 52 notices of violation received from the South Coast Air Quality Management District for odor and excess surface emissions. <u>See</u> Item 103 of Regulation S-K and the item's instructions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728, Pamela A. Long, Assistant Director, at (202) 551-3765 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief